SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Solutions Selected by Hancock Bank to Provide Financial Crime Protection, Dated October 3, 2011

99.2	Press Release: NICE and Intrado Announce the Expansion of their Partnership with a Value Added Distributor Agreement and Integration of NG9-1-1 Solutions, Dated October 11, 2011

99.3	Press Release: NICE Recognized with a Security Technology Executive Magazine Innovation Award for Louis Armstrong New Orleans International Airport PSIM Implementation, Dated October 24, 2011

99.4
Press Release: NICE Customer The Standard Named Among 1to1 Magazine’s 2011 Customer Champion Honorees for Capturing the ‘Voice of the Customer’ and Improving Customer Experience, Dated October 26, 2011

99.5	Press Release: NICE Actimize Recognized as Market Leading Provider of Enterprise Financial Crime Solutions by Chartis Research Ltd., Dated October 27, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: November 8, 2011